FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Genoil Inc.
(Translation of registrant’s name into English)
2020, 633 — 6th Avenue S.W., Calgary, Alberta, Canada T2P 2Y5
(Address of principal executive officer)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc. Registrant
Dated: November 22, 2006	By:	/s/ David K. Lifschultz
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	News Release dated November 22, 2006

2	Letter of Intent between Genoil Inc. and Hebei Zhongjie Petrochemical Group Company Limited.

]

NEWS RELEASE
GENOIL INC. ANNOUNCES FURTHER DEVELOPMENTS IN RESPECT OF “LETTER OF INTENT”
WITH HEBEI ZHONGJIE PETROCHEMICAL GROUP COMPANY LTD.
November 22, 2006
TSXV SYMBOL: GNO
OTCBB SYMBOL: GNOLF
Calgary, Alberta
Genoil Inc. (“Genoil” or the “Corporation”) is pleased to provide an update regarding the work currently being done with respect to the letter of intent previously announced on October 3, 2006 (the “LOI”) entered into with Hebei Zhongjie Petrochemical Group Company Ltd. (“Hebei Zhongjie”).
Hebei Zhongjie is currently working to obtain the necessary permits to ship oil for testing to the Corporation’s pilot facility in Two Hills, Alberta, in the near future. Concurrent with Hebei Zhongjie’s work, Genoil is conducting simulation studies and expects to complete the final feasibility study for the Project, which entails obtaining quotes from suppliers and engineering companies for performance of the work, within four to six months. Once these costs are formulated into anticipated final costs, the Corporation intends to obtain final approval for the Project and put into place non-dilutive, non-recourse financing for its portion of the Project.
The LOI sets out the framework upon which Genoil and Hebei Zhongjie plan to proceed with the design and installation of a 20,000 barrels per day Genoil Hydroconversion Upgrader (“GHU(TM)”) at Hebei Zhongjie’s 150,000 barrels per day petrochemical facility in Nampaihe Town, Huanghua City, Hebei, China (the “Project”). The LOI also provides that the Corporation will fund 80% of the total capital costs for the implementation of the Project (the “Corporation’s Costs”) and Hebei Zhongjie agrees to fund the remaining 20%. Further, the LOI provides that net profits of the Project shall be allocated and paid as to 60% to the account of the Corporation and as to 40% to the account of Hebei Zhongjie until such time as the Corporation has received net profits in an amount equal to double the Corporation’s Costs. Following such time, 10% of all net profits realized from the Project are to be received by the Corporation for so long as the refinery remains in operation.
The full text of the LOI can be found by clicking on the following link - http://www.ccnmatthews.com/docs/gno1121.pdf, or on SEDAR at www.sedar.com.
Genoil is a technology development and engineering company providing environmentally sound solutions to the oil and gas industry through the use of proprietary technologies. The GHU(TM) is designed to economically convert heavy crude oil into more valuable light upgraded crude, high in yields of transport fuels, while significantly reducing the sulfur, nitrogen and other contaminants. Genoil’s shares are listed on the TSX Venture Exchange under the symbol GNO, as well as on the OTC Bulletin Board under GNOLF.OB.
ADVISORY: The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management’s assessment of future pllans, strategic partnerships, operations, financing outcomes and the ability to negotiate a definitive agreement on terms acceptable to both parties may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with an oil and gas technology development corporation, including competition from other technologies and the ability to access sufficient capital from internal and external sources. When used in this press release, such statements use words such as “intend”, “may”, “will”, “expect”, “believe”, “plan” and other similar terminology. As a consequence, actual results may differ materially from those anticipated. The Corporation assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements. Additionally, statements included in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of risks and uncertainties such as competitive factors, technological development, market demand, and the company’s ability to obtain new contracts and accurately estimate net revenues due to variability in size, scope and duration of projects, and internal issues. Further information on potential risk factors that could affect the company’s financial results can be found in the company’s disclosure materials filed on SEDAR at and with the Securities and Exchange Commission.
FOR FURTHER INFORMATION PLEASE CONTACT:
Genoil Inc.
James F. Runyan
Chief Operating Officer & Executive Vice President
(780) 416-5590
Fax: (780) 416-1008
Website: www.genoil.net

SUITE120, 2833 BROADMOOR BLVD. SHERWOOD PARK, ALBERTA T8H 2H3, CANADA TEL: (780) 416-5590 FAX: (780) 416-1008
Private & Confidential
September 25, 2006
Mr. GuoChen Yu
Hebei Zhongje Petrochemical Group Company Limited
Nampaihe Town
Huanghua City
Hebei, China
Attention: Mr. GuoChen Yu
Dear Sirs:
Re: Installation of Genoil GHU Upgrading Complex
This document will serve as a non-binding (except as otherwise indicated) letter of intent by and between:
GENOIL INC., a company incorporated pursuant to the laws of Canada with an office at 2833 Broadmoor Boulevard, Sherwood Park, Alberta T8H 2H3, Canada, (“Genoil”)
-       and —
HEBEI ZHONGJIE PETROCHEMICAL GROUP COMPANY LIMITED, a Chinese company with offices at Nampaihe Town, Huanghua City, Hebei, China (“ZJSH”)
(collectively, the “Parties”) on the terms and conditions set out below in this Letter of Intent (the “Letter”)
WHEREAS the Parties wish to establish a framework for cooperation in the construction of a hydreconversion upgrader using Genoil’s Hydroconversion Upgrader technology at an as yet undetermined location having a capacity greater than one million tons per year.
AND WHEREAS Genoil owns the GHU technology, a hydrocarbon processing technology that is designed to improve the quality of some of the crude and residue oil produced and refined by ZJSH by increasing the viscosity of such oil and/or removing some of the sulfur content of such oil (the “GHU Technology”).
AND WHEREAS the Parties intend to enter into a definitive agreement providing for the implementation of the GHU technology on materially the terms outlined herein and at such future time as a specific project site has been identified and appropriate financing has been secured (the “Definitive Agreement”);
WWW.GENOIL.NET

SUITE120, 2833 BROADMOOR BLVD. SHERWOOD PARK, ALBERTA T8H 2H3, CANADA TEL: (780) 416-5590 FAX: (780) 416-1008
NOW THEREFORE, insofar as the Parties have recognized their mutual interests may be served through their cooperation, the Parties agree to work together to identify, evaluate, assess, and where applicable and suitable, implement the Genoil GHU technology at a refinery on the terms and subject to the conditions set out below, and further agree as follows:
1. Terms of Agreement
(a)	Upon and subject to the conditions set out herein, the Parties agree to use their best efforts to implement the Genoil GHU technology in the ZJSH refinery or heavy oil processing plant(s) (each, a “Project Facility”) having a capacity of greater than one million tons per year (estimated at 19,600 barrels per day) (the “Project”).

(b)	Subject to the availability of and the completion of the necessary financing on terms suitable to Genoil or ZJSH, as applicable, Genoil agrees to fund 80% of the total capital costs for the implementation of the Project (the “Genoil Costs”) and ZJSH agrees to fund 20% of the total capital costs for the implementation of the Project.

(c)	Net Profits of the Project, as defined below, shall be allocated and paid as to 60% to the account of Genoil and as to 40% to the account of ZJSH until such time as Genoil has received Net Profits in an amount equal to double the Genoil Costs (the “Payment Time”).

(d)	Following the Payment Time Genoil shall be allocated and paid 10% of all the Net Profits for so long as the Project Facility remains in operation.

(e)	All amounts which are allocated and payable to Genoil by ZJSH under the Project shall be calculated on a monthly basis and shall be paid to Genoil within 45 days of the end of each such monthly period.

(f)	The GHU upgrader and ancillary facilities which are constructed at the Project Facility (the “GHU Project Facilities”) and the Project Facility itself shall be operated to the maximum extent possible (except for unforeseen operational events)

(g)	The GHU Upgrading Facility will be designed, constructed and operated under Chinese Governmental Law concerning the operations of a refining facility in China.
2. Net Profit
Net Profits, for purposes of this Letter shall be equal to the total revenue earned by ZJSH for the upgraded products produced from the GHU Project Facilities (including metered fuel gas utilized by ZJSH from such facilities and all bottoms, priced as slurry oil, or asphalt or using
WWW.GENOIL.NET

SUITE120, 2833 BROADMOOR BLVD. SHERWOOD PARK, ALBERTA T8H 2H3, CANADA TEL: (780) 416-5590 FAX: (780) 416-1008
the input crude price, as applicable), and derived from the West Texas Intermediate index for sales of crude oil with comparable properties, less the aggregate of the actual cost to ZJSH of the crude oil utilized in the GHU Project Facilities and the Operating Costs of the GHU Project Facilities, as defined below. For purposes of determining the Net Profit of the Project for allocation and payment to the Parties the following rules shall apply:
(a)	All crude inputs to the GHU Project Facilities (“Inputs”), and outputs from the GHU Project Facilities, shall be monitored and recorded for purposes of custody transfer and Net Profit calculations.

(b)	Where a blend of qualities and types of crude oil are utilized as Inputs, the cost of the crude oil so utilized shall be prorated on a weighted average basis using the actual cost of such Inputs to ZJSH.

(c)	ZJSH shall establish effective procedures enabling for the accounting of, and shall keep accounting records specific to, the calculation of Net Profits and to the GHU Project Facilities. Genoil shall be entitled to examine the ZJSH books and records in respect of the Net Profits and the Project at any time after having given reasonable notice to ZJSH.

(d)	The operating costs which shall be used in calculating the Net Profit for the Project Facility (the “Operating Costs”) shall consist of those costs which are directly attributed to the operations of the GHU Project Facilities. The Operating Costs shall not include any amount for interest or in respect of cost of capital to ZJSH, but shall include: (i) electricity (to be separately metered); (ii) natural gas (to be separately metered); (iii) cost of personnel; (iv) consumables: (v) catalyst; (vi) supplies; (vii) disposal; and (viii) cooling.
3. Confidentiality
The Parties agree to not disclose the results of their cooperation or the contents of this Letter without the prior written consent of the other Party or except as necessary to either carry out their mutual obligations to each other as set out herein, or as required by law in their respective jurisdictions. The Parties further agree that as and when requested by the other Party hereto, they shall negotiate in good faith and sign a detailed confidentiality agreement on terms acceptable to both parties setting out in greater detail the confidentiality obligations of each party hereto. Notwithstanding anything else herein contained, ZJSH acknowledges and agrees that Genoil shall be entitled to issue such public statements and issue such press releases as may be required under securities laws or the rules of any applicable stock exchange.
4. Notices
Notice of any nature maybe communicated to either Party via the internet or facsimile to the addresses noted below:
WWW.GENOIL.NET

SUITE120, 2833 BROADMOOR BLVD. SHERWOOD PARK, ALBERTA T8H 2H3, CANADA TEL: (780) 416-5590 FAX: (780) 416-1008

ZJSH	Genoil Inc
Mr. GuoChen Yu	Suite 120, 2833 Broadmoor Blvd.
Nampaihe Town Huanghua City,	Sherwood Park, AB T8H 2H3
Hebi Post 061101
Attention: GuoChen Yu	Attention: James Runyan
Title: Vice President	Chief Operating Officer & EVP
Fax: 0317-5801192	Fax:(780)416-1008
email: yuguochen111@162.com	email; jrunyan@genoil.net
5. Exclusivity
From the date this Letter is executed until the earlier of the entering into of a Definitive Agreement or the date on which the Parties terminate this Letter in accordance with its terms, ZJSH, its representatives and agents, will not solicit directly or indirectly, or cause, or facilitate anyone else to solicit any offer, proposal, agreement or transaction which if completed would be inconsistent with or adversely affect the transactions contemplated herein.
6. Governing Law
This Letter and the Definitive Agreement, when executed, shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each of the Parties hereto agrees to attorn to the exclusive jurisdiction of the Courts of Alberta. For the purpose of clarity between the English and Chinese versions of this letter the English version will take precedents as the governing document.
7. Term and Termination
This Letter will terminate upon execution of a Definitive Agreement with respect to the Project, on the written agreement of Genoil and ZJSH to an alternate procedure or at the close of business on September 25, 2007 (or such later date as is mutually agreed upon in writing between the Parties) if no Definitive Agreement or alternative procedure is entered into on or before that date.
8. Non-Binding Nature
While this Letter, when executed by both Parties, shall reflect the mutual intention of the Parties, only paragraphs 3,5 and 6 are binding and intended to comprise or create legally binding obligations and no third party shall be entitled to rights hereunder. Other than with respect to paragraphs 3, 5 and 6 hereof, nothing contained herein shall be binding upon the Parties hereto.
WWW.GENOIL.NET

SUITE120, 2833 BROADMOOR BLVD. SHERWOOD PARK, ALBERTA T8H 2H3, CANADA TEL: (780) 416-5590 FAX: (780) 416-1008
9. Preliminary Schedule
Preliminary schedule is attached and will be defined within the final contract documents. The schedule represents a timeline of events required to engineer, design, construct and start-up of GHU Upgrader Facility at ZJSH refinery.
10. Effect of the Letter
By execution of this Letter, the Parties confirm their intention to proceed on the basis of the transactions set out herein, and, upon execution of this Letter, the Parties each accept and agree to be bound by those portions of this Letter that are stated to be legally binding.
Executed and agreed to this 27 day of SEPT., 2006.

	HEBEI ZHONGJIE		GENOIL INC.
PETROCHEMICAL GROUP
COMPANY LIMITED

	/s/ GuoChen Yu		/s/ James Runyan

Per:	GuoChen Yu	Per:	James Runyan
Title:	Vice President	Title:	Chief Operating Office & EVP
WWW.GENOIL.NET